BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

STATEMENT OF EXECUTIVE COMPENSATION

For the Fiscal Year Ended December 31, 2014

INTRODUCTION

This Statement of Executive Compensation is filed pursuant to Section 11.6 of National Instrument 51-102 – Continuous Disclosure Obligations under Canadian securities laws. Unless the context requires otherwise, capitalized terms used herein shall have the meaning given to them in Appendix A.

COMPENSATION

Our Management

Brookfield Renewable Energy Partners L.P. (“BREP”) is managed by its general partner, Brookfield Renewable Partners Limited (the “Managing General Partner”) through a board of directors. The Managing General Partner does not have any executive officers or employees. Instead, management services are provided to BREP, Brookfield Renewable Energy L.P. (“BRELP”)  and the Holding Entities by our Service Provider under a Master Services Agreement. The fees payable under the Master Services Agreement are set forth in our Annual Report under Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee”. In addition, Brookfield is entitled to receive incentive distributions from BRELP described in our Annual Report under Item 7.B “Related Party Transactions — Incentive Distributions”.

Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations under our Master Services Agreement. These individuals, including the Brookfield employees identified in our Annual Report under Item 6.A “Directors and Senior Management — Our Management”, are not compensated by BREP or our Managing General Partner, instead they are and will continue to be compensated by Brookfield.

The individuals listed below performed functions similar to those of a chief executive officer and chief financial officer for BREP (only for the purpose of compliance with applicable securities laws) and the other individuals are the three most highly paid members of our core senior management team for the year ended December 31, 2014 (collectively, our “Named Executive Officers” or “NEOs”). The identification of Named Executive Officers and their titles do not reflect changes made to the senior management team after December 31, 2014 and therefore differs from Item 6.A “Directors and Senior Management — Our Management” of our Annual Report.(1)

Richard Legault, Chief Executive Officer of the Service Provider;

Sachin Shah, Chief Financial Officer of the Service Provider;

Harry Goldgut, Group Chairman of the Service Provider;

Nicholas Goodman, Senior Vice President, Finance, of the Service Provider; and

Ralf Rank, Chief Executive Officer, Europe, of the Service Provider.

Under Canadian securities laws, we are required to disclose the following executive compensation information relating to the Named Executive Officers. The compensation philosophy of Brookfield, which determines the compensation of our senior management, and the compensation elements paid to them outlined below, are provided for full disclosure.

(1) In February 2015, the following changes were made to the senior management team of the Service Provider: (i) Richard Legault, formerly the President and Chief Executive Officer, was named Chief Executive Officer; (ii) Sachin Shah, formerly the Chief Financial Officer, was named President and Chief Operating Officer; and (iii) Nicholas Goodman, formerly the Senior Vice President, Finance, was named Chief Financial Officer.

Compensation Philosophy of Brookfield

Brookfield determines the compensation of its employees and the executives and senior managers of its subsidiaries, which includes the NEOs. Brookfield has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they are making and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value.

Compensation Elements Paid by Brookfield

The primary elements of total compensation paid by Brookfield to the NEOs are: base salary, annual management incentive plan awards (“Cash Bonus”) and participation in long-term incentive plans.

Total annual compensation awarded to senior executives, including the Named Executive Officers, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with Brookfield’s focus of long-term value creation. A significant amount of annual compensation for these executives is represented by awards pursuant to long-term share ownership plans which vest over time, in order for the executives to increase their ownership interest in Class A Limited Voting Shares of Brookfield Asset Management (“Class A Limited Voting Shares”).

Total compensation for executives who are at earlier stages in their careers also include awards pursuant to long-term share ownership plans but tends to include a larger percentage of their total compensation in the form of base salary and Cash Bonus awards in recognition of their personal needs and to be competitive within the financial services industry. Furthermore, changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within Brookfield, they have the opportunity to reinvest their Cash Bonus into deferred share units under the Deferred Share Unit Plan (“DSUP”) or restricted shares under the Restricted Stock Plan of Brookfield, thereby enabling them to increase their ownership interests. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, management may request that BAM’s Compensation Committee grant special compensation awards to executives who have demonstrated a clear ability to take on additional responsibilities and have consistently performed at an exceptional level. These special awards are granted in the form of options to acquire Class A Limited Voting Shares, restricted shares of Class A Limited Voting Shares or Escrowed Shares under the Escrowed Stock Plan as described below.

BREP has no control over the form or amount of the compensation paid by Brookfield to the NEOs and participation in long-term incentive plans is not allocated to or payable by BREP.

Base Salaries

Base salaries of the NEOs are determined and approved by Brookfield. Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of the position has changed. Base salaries deliver the only form of fixed compensation and are not intended to be the most significant component of an NEO’s compensation.

Cash Bonus and Long-Term Incentive Plans

Brookfield believes that, for the NEOs, given their focus on long-term decision making, the impact of which is difficult to assess in the short-term, a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, for the NEOs, the Cash Bonus and compensation under long-term incentive plans are determined primarily through an evaluation by Brookfield of the progress in executing Brookfield Renewable’s strategy and business plan as a whole; no specific weight is given to the achievement of any individual objective.

The Cash Bonuses and compensation under long-term incentive plans granted to the NEOs by Brookfield are directly related to their roles and responsibilities, their performance and achievements, the performance and success of Brookfield Renewable, as well as their significant contributions to the business strategy of Brookfield as a whole. The level of Cash Bonus and long-term incentive compensation granted to each NEO is discretionary, based on his achievement of specific objectives that are set at the beginning of the year with Brookfield’s Chief Executive Officer and pertain, in part, to the performance of Brookfield Renewable with respect to its Funds From Operations, capital improvement programs, operational expenditures, environment, health and safety programs, growth of the portfolio of assets, financing activities, as well as sound management governance practices.

These objectives are driven by Brookfield Renewable’s business plan and are meant to be ambitious and reflect the entrepreneurial culture of the organization. They support the long-term strategy of Brookfield Renewable by translating into concrete and specific terms, various transactions and initiatives that Brookfield’s and our Service Provider’s management believe will contribute to the continuing growth of Brookfield Renewable over the long-term.

Brookfield’s long-term incentive plans are intended to enable participants to create wealth through increases in the value of Class A Limited Voting Shares. The purpose of these arrangements is to achieve an alignment of interest between Brookfield’s shareholders and management and to motivate executives to improve Brookfield’s long-term financial success, measured in terms of enhanced shareholder value over the long-term. The delayed vesting of awards under these long-term incentive plans encourages executives to remain with Brookfield. These long-term incentive plans also allow Brookfield to attract new members of management by remaining competitive in terms of total compensation arrangements.

Brookfield has five long-term incentive plans in which NEOs of BREP participate. They are described below in more detail:

1.     Management Share Option Plans. The management share option plans govern the granting to executives of options to purchase Class A Limited Voting Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The management share option plans are administered by the board of directors of Brookfield Asset Management. Options are granted to the NEOs in late February or early March of each year as part of the annual compensation review. BAM’s Compensation Committee has a specific written mandate to review and approve executive compensation. BAM’s Compensation Committee makes recommendations to the board of directors of Brookfield Asset Management with respect to the proposed allocation of options to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Provider. The board of directors of Brookfield Asset Management must then give its final approval.

The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving Brookfield Renewable’s objectives. Consideration is also given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for Class A Limited Voting Shares on the NYSE for the five business days preceding the effective grant date.

2.     Deferred Share Unit Plan. The DSUP provides for the issuance of deferred share units (“DSUs”) of Brookfield, the value of which are equal to the value of a Class A Limited Voting Share. The DSUP is administered by BAM’s Compensation Committee. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a Cash Bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death.

DSUs are issued based on the value of Class A Limited Voting Shares at the time of the award (the “DSU Allotment Price”). In the case of DSUs acquired through the reinvestment of Cash Bonus awards, the DSU Allotment Price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on Class A Limited Voting Shares on the same basis as if the dividends were reinvested pursuant to Brookfield Asset Management’s dividend reinvestment plan. These additional DSUs are subject to the same vesting provisions as the DSUs to which they relate. The redemption value of DSUs will be equivalent to the market value of an equivalent number of Class A Limited Voting Shares on the date employment with Brookfield or Brookfield Renewable ceases.

3.     Restricted Stock Plans. Brookfield Asset Management has a Restricted Stock Plan and an Escrowed Stock Plan. These plans were established on February 17, 2011 to provide Brookfield and its executives with alternatives to Brookfield Asset Management’s existing plans which would allow executives to increase their share ownership. Restricted shares have the advantage of allowing executives to become Brookfield Asset Management shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends. Vested and unvested restricted shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of restricted shares receive dividends that are paid on the Class A Limited Voting Shares in the form of cash, unless otherwise elected.

The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares”) of one or more private companies (each an “Escrow Company”) to executives or other individuals designated by BAM’s Compensation Committee. Each Escrow Company is capitalized with common shares and preferred shares issued to Brookfield Asset Management for cash proceeds. Each Escrow Company uses its cash resources to directly and indirectly purchase Class A Limited Voting Shares. Dividends paid to each Escrow Company on the Class A Limited Voting Shares acquired by the Escrow Company will be used to pay dividends on the preferred shares which are held by Brookfield Asset Management. The Class A Limited Voting Shares acquired by an Escrow Company will not be voted.

Escrowed Shares typically vest 20% each year commencing on the date of the first anniversary of the date of the award and must be held until the fifth anniversary of the award date. Each holder may exchange Escrowed Shares for Class A Limited Voting Shares issued from treasury of Brookfield Asset Management at a date at least five years, and no more than 10 years, from the award date.

4.     BIF Long-Term Incentive Plan. Mr. Rank participates in BIF’s long-term incentive plan. This plan is sponsored by Brookfield and provides payments based on the notional sharing of the carried interest. This carried interest is substantially similar to “carried interest” arrangements typically provided in private equity fund arrangements and effectively provides for a sharing of returns generated by BIF, provided BIF’s performance exceeds return thresholds. No amounts have been earned by Mr. Rank under BIF’s long-term incentive plan to date.

5.     Restricted Share Unit Plan. The Restricted Share Unit Plan (the “RSUP”) provides for the issuance of restricted share units (“RSUs”), the value of which are equal to the increase in market value of a Class A Limited Voting Share over the market value as at the date of issuance (the “RSU Allotment Price”). The RSUP is administered by BAM’s Compensation Committee. RSUs vest over periods of up to five years.

RSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death.

RSUs are not adjusted for regular dividends paid on Class A Limited Voting Shares. The redemption value of RSUs is equal to the difference between the market value of an equivalent number of Class A Limited Voting Shares on the date employment with Brookfield or Brookfield Renewable ceases and the original RSU Allotment Price for such RSUs.

In limited circumstances, senior executives were awarded RSUs as additional compensation subject to limits approved by Brookfield Asset Management’s board of directors. No RSUs have been awarded since February 2005.

Listed below are some of the key accomplishments which drove Brookfield Renewable’s strategy and business plan in 2014 and which influenced the level of Cash Bonus and long-term incentives received by each of the NEOs in respect of 2014:

•         We, along with our institutional partners, invested or committed more than $3 billion of capital in new acquisitions in 2014. These included more than 800 megawatts of acquisitions in the Republic of Ireland, Northern Ireland and Brazil as well as the integration into our business of an approximately 80 person team in Europe with generating, development and investing capabilities.

•         In North America, we acquired more than 500 megawatts of hydroelectric capacity in the United States including the 417 megawatts Safe Harbor facility, the second largest privately held hydroelectric generating station in the country. These assets are situated in northeastern markets where power prices are poised to increase from gradually improving economic fundamentals, the significant retirement of coal facilities, and strong renewable portfolio standards.

•         In Latin America, we entered into an agreement to acquire a 488 megawatt diversified portfolio in Brazil which significantly expands our operating capacity in the country. The transaction is expected to close in the first half of 2015 and will add two new technologies to our Latin American portfolio – wind and biomass – with additional opportunities for future expansion.

•         We delivered approximately $400 million of development projects on plan during 2014, and continued to advance our development pipeline with the objective of bringing 500 megawatts to 750 megawatts of greenfield projects into operation over the next five years.

•         We raised $3.5 billion in capital during 2014 to fund growth, refinance existing maturities and optimize our capital structure.

Further details on many of our 2014 accomplishments are described under Item 4.A “History and Development of the Company” of our Annual Report.

Performance Graph

	Dec 31, 2009	2010	2011	2012	2013	2014
Brookfield Renewable Power Fund / Brookfield Renewable Energy Partners L.P.	100.0	114.4	159.1	180.8	180.9	244.4
S&P / TSX Composite Index Total Return	100.0	117.6	107.4	115.1	130.0	143.8

The graph above shows the performance of our LP Units (and, prior to the formation of BREP, the Brookfield Renewable Power Fund’s trust units) as compared to the S&P/TSX Composite Index for the past six years. The performance of the LP Units is one of the considerations, but not a direct factor, in the determination of compensation for NEOs.

Summary of Compensation

The NEOs are all employed by Brookfield and their services are provided to us pursuant to our Master Services Agreement. We are not responsible for determining or paying their compensation. For the purpose of full disclosure, the following table presents the compensation for the NEOs for the period from January 1, 2014 to December 31, 2014 and for the previous two years. With the exception of Mr. Rank’s 2014 annual base salary and non-equity incentive plan compensation, the NEOs are all remunerated in Canadian dollars. However, in order to provide for comparability with the financial statements, which are reported in U.S. dollars, all Canadian dollar compensation amounts have been converted to U.S. dollars at an exchange rate of C$1.00 to US$0.9057, which was the average Bloomberg mid-market exchange rate for 2014, unless otherwise noted. Mr. Rank’s 2014 base salary and non-equity incentive plan compensation was paid to him in British Pounds Sterling and have been converted into U.S. dollars at the average Bloomberg mid-market exchange rate for 2014 of £1.00 to US$1.6475.

Summary Compensation Table
	Year		Non-equity Incentive Plan Compensat-ion	Share-based Awards			Options-based Awards	Pension Value (f)	All Other Compensat-ion (g)	Total Annual Compensat-ion
Name and Principal Position		Annual Base Salary	Annual Cash Bonus (a)	Deferred Share Units (DSUs) (b)	Restricted Shares (c)	Escrowed Shares (d)	Options (e)
		($)	($)	($)	($)	($)	($)	($)	($)	($)
Harry Goldgut	2014	452,850	-	226,425	226,425	1,086,000	-	-	27,042	2,018,742
Group Chairman of the Service Provider	2013	452,850	-	-	452,850	1,348,500	-	-	27,790	2,281,990
	2012	452,850	-	-	452,850	1,198,500	-	-	27,678	2,131,878
Richard Legault	2014	543,420	543,420	-	-	1,086,000	-	-	46,037	2,218,877
Chief Executive Officer of the Service Provider	2013	452,850	226,425	-	226,425	1,348,500	-	-	35,441	2,289,641
	2012	452,850	226,425	-	226,425	1,598,000	-	-	33,501	2,537,201
Sachin Shah	2014	407,565	-	407,565	-	4,344,000	-	-	36,206	5,195,336
Chief Financial Officer of the Service Provider	2013	339,638	169,819	169,819	-	-	1,348,500	-	30,136	2,057,911
	2012	316,995	158,498	158,498	-	-	1,549,500	-	26,040	2,209,530
Ralf Rank	2014	535,438	374,806	-	160,631	-	760,200	22,310	41,270	1,894,656
Chief Executive Officer, Europe, of the Service Provider	2013	316,995	120,005	-	120,005	-	674,250	-	21,340	1,252,596
	2012	294,353	221,897	-	-	-	774,750	-	20,170	1,311,169
Nick Goodman	2014	226,425	135,855	-	-	-	640,740	3,327	92,190	1,098,537
SVP, Finance of the Service Provider	2013	247,125	131,800	-	-	-	337,125	12,356	13,256	741,662
	2012	222,413	123,563	-	56,049	-	92,970	11,121	14,402	520,517

(a)     Some of the NEOs have elected to reinvest a portion of their annual cash bonus in Brookfield and receive it in share-based awards (DSUs or restricted shares).

(b)     The DSU awards in the column for 2014 were awarded on February 24, 2015. The DSUs are issued in lieu of a cash incentive, at the election of the individual. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.9057. The number of DSUs awarded was based on a price of US$54.49, the volume-weighted average price of the Class A Limited Voting Shares on the NYSE for the five days preceding the award date.

(c)     The restricted shares awards in the column for 2014 were awarded on February 24, 2015. The restricted shares are issued in lieu of a cash incentive, at the election of the individual. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.9057. The number of restricted shares awarded was based on a price of US$54.49, the volume-weighted average price of the Class A Limited Voting Shares on the NYSE for the five days preceding the award date.

(d)     The value awarded under the Escrowed Stock Plan is determined by BAM’s Compensation Committee and considers the stock market price of the Class A Limited Voting Share at the time of the award and the potential increase in value based on an average hold of 7.5 years, a volatility of 30.4%, a risk free rate of 1.8% and a dividend growth rate of 4.6%. This value is discounted by 25% to reflect the mandatory hold until the fifth anniversary of the award.

(e)     The 2014 option awards are based on the grant date fair value of the options issued on February 24, 2015 of US$10.86 per option calculated, using the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one-year holding provisions of Brookfield's management share option plan. The options granted on this date are exercisable at a price of US$54.49.

(f)      Mr. Rank and Mr. Goodman participated in a pension plan while working in the UK in 2014. Under this plan, Brookfield makes a contribution of 5% of basic annual salary to plan participants who may also elect to make further contributions to the pension plan.

(g)     These amounts include annual retirement savings contributions, participation in an executive group benefits program and vehicle benefits.  In early 2014, Mr. Rank relocated to the UK and Mr. Goodman relocated to Canada. Relocation costs incurred in 2014 for Mr. Rank and Mr. Goodman are also included in this column.

Incentive Plan Awards -  Outstanding Option Awards and Share-Based Awards

The following table shows the options, restricted share awards and unvested DSUs outstanding at December 31, 2014. These values do not include awards made to the NEOs in 2015, in respect of 2014. No RSUs have been awarded since 2005.

Option Awards and Share-Based Awards at December 31, 2014

	Option Awards (a)		Restricted Share Units		Share-Based Awards
	Vested and Unvested		(RSU) Awards (a), (b)		Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
			Vested and Unvested
	Number of Securities Underlying Unexercised Options	Market Value of Unexercised in-the-money Options	Number of Securities Underlying Outstanding RSUs	Market Value of Outstanding in-the-money RSUs	Number of Unvested RSs	Market Value of Unvested RSs (c)	Market Value of Vested RSs (c)	Number of Unvested ESs	Market Value of Unvested ESs (d)	Market Value of Vested ESs (d)	Number of Unvested DSUs	Market Value of Unvested DSUs	Market Value of Vested DSUs (e)
	(#)	($)	(#)	($)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)
Harry Goldgut	627,500	17,898,455	253,125	10,761,674	9,810	491,659	3,944,135	510,000	7,295,100	1,497,900	-	-	10,773,436
Richard Legault	1,025,900	30,347,810	253,125	10,761,674	-	-	354,378	580,000	8,351,800	1,997,200	-	-	8,842,897
Sachin Shah	846,575	18,392,230	-	-	3,057	153,225	217,276	-	-	-	-	-	2,630,471
Ralf Rank	328,125	5,503,811	-	-	9,170	459,675	596,114	-	-	-	-	-	137,970
Nicholas Goodman	58,000	695,550	-	-	3,377	169,307	22,500	-	-	-	-	-	-

(a)     The market value is the amount by which the value of the Class A Limited Voting Shares on December 31, 2014 exceeded the exercise price of the options or the RSU awards.  The closing price of Class A Limited Voting Shares on the TSX on December 31, 2014 was C$58.22 (US$50.12 when converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.8608) and on the NYSE on December 31, 2014 was US$50.13.

(b)     RSUs are not redeemable until cessation of employment and have no expiration date.

(c)     The market value is calculated as the number of restricted shares multiplied by the closing price of the Class A Limited Voting Share on December 31, 2014.  The closing price of Class A Limited Voting Shares on the TSX on December 31, 2014 was C$58.22 (US$50.12 when converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.8608) and on the NYSE on December 31, 2014 was US$50.13.

(d)     The value of the escrowed shares is equal to the value of the Class A Limited Voting Shares held by the escrowed company less the net liabilities and preferred share obligations of the escrowed company.

(e)     The market value is calculated as the number of vested DSUs multiplied by the closing price of the Class A Limited Voting Shares on December 31, 2014.  The closing price of Class A Limited Voting Shares on the TSX on December 31, 2014 was C$58.22 (US$50.12 when converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.8608) and on the NYSE on December 31, 2014 was US$50.13.

Incentive Plan Awards - Outstanding Option Awards and Restricted Share Units

The following table shows the details of each option and restricted share unit outstanding at December 31, 2014. These values do not include awards made to the NEOs in 2015, in respect of 2014. No RSUs have been awarded since 2005.

Outstanding Option Awards and Restricted Share Units at December 31, 2014

	Option-based Awards				Restricted Share Units (RSUs)
	Number of securities underlying unexercised options (#)			Market value of unexercised options at Dec 31, 2014 ($) (b)	Number of RSUs (#)		Market value of RSUs December 31, 2014 ($) (b)
Name and principal position		Options exercise price ($) (a)	Options expiration date			Issuance price ($) (a), (c )
Harry Goldgut	40,000	$23.50	February 14, 2016	$1,064,713	253,125	$7.60	$10,761,674
Group Chairman of the Service Provider	37,500	$33.60	February 13, 2017	$619,347	-	-	-
	50,000	$27.22	February 20, 2018	$1,144,864	-	-	-
	200,000	$15.19	February 25, 2019	$6,984,531	-	-	-
	300,000	$23.18	March 2, 2020	$8,085,000	-	-	-
	627,500			$17,898,455	253,125		$10,761,674
Richard Legault	59,650	$17.58	February 26, 2015	$1,941,019	253,125	$7.60	$10,761,674
Chief Executive Officer of the Service Provider	78,750	$23.50	February 14, 2016	$2,096,154	-	-	-
	37,500	$33.60	February 13, 2017	$619,347	-	-	-
	100,000	$27.22	February 20, 2018	$2,289,728	-	-	-
	400,000	$15.19	February 25, 2019	$13,969,062	-	-	-
	350,000	$23.18	March 2, 2020	$9,432,500	-	-	-
	1,025,900			$30,347,810	253,125		$10,761,674
Sachin Shah	11,250	$23.50	February 14, 2016	$299,451	-	-	-
Chief Financial Officer of the Service Provider	38,250	$33.60	February 13, 2017	$631,734	-	-	-
	42,250	$27.22	February 20, 2018	$967,410	-	-	-
	224,825	$15.19	February 25, 2019	$7,851,486	-	-	-
	125,000	$23.18	March 2, 2020	$3,368,750	-	-	-
	35,000	$32.61	March 1, 2021	$613,200	-	-	-
	70,000	$31.32	February 28, 2022	$1,316,700	-	-	-
	150,000	$37.82	February 25, 2023	$1,846,500	-	-	-
	150,000	$40.15	February 24, 2024	$1,497,000	-	-	-
	846,575			$18,392,230
Ralf Rank	15,000	$33.60	February 13, 2017	$247,739	-	-	-
Chief Executive Officer, Europe, of the Service Provide	14,000	$27.22	February 20, 2018	$320,562	-	-	-
	48,000	$23.18	March 2, 2020	$1,293,600	-	-	-
	66,125	$32.61	March 1, 2021	$1,158,510	-	-	-
	55,000	$31.32	February 28, 2022	$1,034,550	-	-	-
	65,000	$37.82	February 25, 2023	$800,150	-	-	-
	65,000	$40.15	February 24, 2024	$648,700	-	-	-
	328,125			$5,503,811
Nicholas Goodman	4,500	$32.61	March 1, 2021	$78,840	-	-	-
Senior Vice President Finance of the Service Provider	7,000	$31.32	February 28, 2022	$131,670	-	-	-
	9,000	$37.82	February 25, 2023	$110,790	-	-	-
	37,500	$40.15	February 24, 2024	$374,250	-	-	-
	58,000			$695,550

(a)     The option exercise price and the RSU issuance price are in Canadian dollars and are presented in the table converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2014 of C$1.00 = US$0.8608.

(b)     The market value of the Class A Limited Voting Shares under options and RSUs is the amount by which the closing price of Class A Limited Voting Shares on December 31, 2014 exceeded the exercise price of the options and/or the issuance price of the RSUs.  All values are calculated using the closing price of Class A Limited Voting Shares on December 31, 2014 on the

TSX for options issued prior to March 2, 2010 and on the NYSE for options issued thereafter.  The closing price of the Class A Limited Voting Shares on the TSX on December 31, 2014 was US$50.13 (C$58.22 converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2014 of C$1.00 = US$0.8608). The closing value of the Class A Limited Voting Shares on December 31, 2014 on the NYSE was US$50.12.

(c)     RSUs are not redeemable until cessation of employment and have no expiration date.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the value of all option and share-based awards which vested during 2014.

Option and Share-Based Awards Vested During 2014

	Value Vested During 2014 (a)				Non-equity incentive plan compensation – Value earned during the year
	Options(b)	DSUs(c)	Escrowed Shares	Restricted Shares (d)
Named Executive Officer	($)	($)	($)	($)
Harry Goldgut	2,024,420	98,082	344,700	374,427	0
Richard Legault	3,174,840	134,863	459,600	129,453	543,420
Sachin Shah	2,153,800	408,153	-	39,248	0
Ralf Rank	604,044	-	-	237,748	374,806
Nicholas Goodman	24,235	-	-	31,795	135,855

(a)    All values are calculated using the closing price of a Class A Limited Voting Share on the vesting date on the TSX or the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2014 of C$1.00 = US $0.9057.

(b)    Values represent the amount by which the value of Class A Limited Voting Shares exceeded the exercise price on the day the options vested.

(c)    Values represent the value of DSUs vested in 2014, including DSUs awarded on February 25, 2014 in lieu of the cash incentive related to performance in 2013.

(d)   Values in this column include the value of the restricted shares awarded on February 26, 2014 in lieu of the Cash Bonus related to performance in 2013.

Pension Plan

BREP sponsors a defined benefit pension plan and a defined contribution pension plan. The defined benefit pension plan provides its employees, upon their normal retirement age of 65 years or upon early retirement at the time when age plus service is equal to or greater than 85 years, with a pension payable for the retiree’s life and 60% of that pension continuing to the retiree’s spouse upon the employee’s death. If the employee does not have a spouse at retirement, the lifetime pension is payable for the retiree’s life with a ten year guarantee. If the employee retires prior to the age of 65, a temporary bridge benefit is also payable. The annual pension under the defined benefit plan at an employee’s normal retirement date is calculated as the product of (i) 2.0% of the employee’s highest five-year average annual eligible earnings less 0.5% of the five-year average of year’s maximum pensionable earnings under the Canada/Québec Pension Plan, and (ii) the employee’s years of credited service.

Mr. Legault participated in the defined benefit pension plan until December 31, 2005. Since January 1, 2006, he has not accrued additional pension credits in any pension plan sponsored by BREP or its subsidiaries. The annual pension payable to Mr. Legault under the defined benefit pension plan when he reaches age 65 or when his age plus service is equal to 85 years is C$69,200.

The following table sets out certain information with respect to Mr. Legault’s accrued benefits in the defined benefit pension plan in which he participated until December 31, 2005.

Pension Plan Benefit Table
Name	Number of years of credited service	Annual benefits payable ($)		Accrued obligation at start of year	Compensatory change	Non-compensat- ory change	Accrued obligation at year end
		At year end	At age 65	($)	($)	($)	($)
Richard Legault President and Chief Executive Officer	16.31	62,674	62,674	820,564	0	171,177	991,742
Note: Amounts have been converted to U.S. dollars at the average Bloomberg mid-market exchange rate for 2014 of C$1.00 = US$0.9057.

Termination and Change of Control Benefits

There are no employment contracts between the NEOs and Brookfield Renewable. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with Brookfield Renewable.

While the NEOs participate in Brookfield’s long-term incentive plans, Brookfield Renewable does not reimburse the Service Provider for such participation and has no obligations under these plans to the NEOs in the event of a change of control or a termination of their employment.

Appendix A – Use of Certain Defined Terms

Unless otherwise specified, information provided in this Statement of Executive Compensation, when used herein the terms “Brookfield Renewable”, “we”, “us” and “our” refer to BREP, BRELP, the Holding Entities and the Operating Entities, each as defined below, individually or collectively, as applicable; “BREP” refers to Brookfield Renewable Energy Partners L.P.; and “Brookfield” refers to Brookfield Asset Management and its subsidiaries (other than Brookfield Renewable). All references to “$” and “US$” are to U.S. dollars. Canadian dollars and British Pounds Sterling are identified as “C$” and “£”, respectively.

“Adjusted EBITDA” means revenues less direct costs (including energy marketing costs), plus our share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” in our Annual Report.

“Annual Report” means the annual report of BREP filed on Form 20-F on February 27, 2015.

“BAM’s Compensation Committee” means Brookfield Asset Management’s Compensation Committee.

“BIF”’ means, collectively, Brookfield Americas Infrastructure Fund and Brookfield Infrastructure Fund II.

“BRELP” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“BREP” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“Brookfield” means Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than entities within Brookfield Renewable.

“Brookfield Asset Management” means Brookfield Asset Management Inc.

“Brookfield Renewable” means BREP, BRELP, the Holding Entities and the Operating Entities, taken together.

“Cash Bonus” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“Class A Limited Voting Shares” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“DSU” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“DSU Allotment Price” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“DSUP” has the meaning given to it in the section titled “Elements Paid by Brookfield” of this Statement of Executive Compensation.

“Escrow Company” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Escrowed Shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Euro Holdco” means Brookfield BRP Europe Holdings (Bermuda) Limited.

“Funds From Operations” means Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash-portion of non-controlling interests. For the year ended December 31, 2014, “Funds From Operations” also include the earnings received from the wind portfolio we acquired in Ireland, reflecting our economic interest from January 1, 2014 to June 30, 2014. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” in our Annual Report.

“Hold Date” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Holding Entities” means Latam Holdco, NA Holdco, Euro Holdco and any direct wholly-owned subsidiary of BRELP created or acquired after the date of the Amended and Restated Limited Partnership Agreement of BRELP, which includes, as applicable, Investco.

“Investco” means Brookfield Renewable Investments Limited.

“Latam Holdco” means BRP Bermuda Holdings I Limited.

“LP Units” means the non-voting limited partnership units in the capital of BREP.

“Managing General Partner” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“Master Services Agreement” means the second amended and restated master management and administration agreement, dated February 26, 2015, as amended from time to time, among Brookfield Asset Management, BREP, BRELP, the Holding Entities, the Service Provider and others.

“Named Executive Officers” or “NEOs” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“NA Holdco” means Brookfield BRP Holdings (Canada) Inc.

“NEOs” or “Named Executive Officers” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“NYSE” means the New York Stock Exchange.

“Operating Entities” means the entities which, from time to time, directly or indirectly hold Brookfield Renewable’s operations and hold assets or operations that Brookfield Renewable may acquire in the future which are not held by the Service Recipients, including any assets or operations held through joint ventures, partnerships and consortium arrangements.

“RSU” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“RSU Allotment Price” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“RSUP” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Service Provider” means BRP Energy Group L.P., Brookfield Renewable Energy Group (Bermuda) Limited, Brookfield Global Renewable Energy Advisor Limited and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., and, unless the context otherwise requires, includes any other affiliate of such entities that provides services to Brookfield Renewable pursuant to our Master Services Agreement or any other service agreement or arrangement.

“Service Recipients” means BREP, BRELP, the Holding Entities and any other entity, at the option of the Holding Entities and the Operating Entities.

“TSX” means the Toronto Stock Exchange.